SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12562M106	13D
1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 12562M106	13D
1	NAME OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4828981
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of Common Stock
14	TYPE OF REPORTING PERSON PN

Introductory Note:

This Amendment No. 19 (this “Amendment”) filed by Robert F.X. Sillerman (“Sillerman”) and Sillerman Capital Holdings, L.P. (“Capital Holdings” and together with Sillerman, the “Reporting Persons”), amends the Schedule 13D originally dated December 23, 2004, as it has been amended from time to time, filed by the Reporting Persons and others (the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company”).  Notwithstanding this Amendment, the original Statement and the prior amendments speak as of their respective dates.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented with the following information:

Pursuant to the Support Agreement, on June 21, 2011 prior to the Merger, the Supporting Stockholders contributed the Covered Shares to Parent in exchange for $5.50 in cash per Covered Share.  As a result of such contribution, the Supporting Stockholders no longer own any shares of Common Stock of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)  As of the date of this Amendment, the Reporting Persons beneficially own 0 shares of Common Stock.

(b)  Not applicable.

(c)  Other than the information disclosed in Item 4, which is hereby incorporated by reference into this Item, there have been no transactions by the Reporting Persons relating to the shares of Common Stock since the most recent amendment to the Statement filed on June 20, 2011.

(d)  Not applicable.

(e)  On June 21, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Company.  The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented with the following information:

As of the effective time of the Merger, the Support Agreement terminated, subject to certain survival provisions.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President